SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2000



                               GLOBAL SOURCES LTD.




              Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F       /X/                   Form 40-F       / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b).


                        YES    / /                 NO       /X/




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Exhibit 1         Press release dated July 28, 2000  announcing the formation of joint venture between Global Sources Ltd. and CMP Media Inc.





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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



GLOBAL SOURCES LTD.




/s/ Eddie Heng
------------------------
By: Eddie Heng, Director






Date: October 24, 2000